SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

STRATASYS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	36-3658792
(State of Incorporation or Organization)	(IRS Employer
Identification Number)

7665 Commerce Way	55344
Eden Prairie, Minnesota
(Address of Principal Executive Offices)	(Zip Code)

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following
box:      ☒

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following
box:      ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered

Common Stock Purchase Rights	The Nasdaq Global Select Market

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Each Class)

Item 1 Description of Registrant's Securities to be Registered.

     On April 13, 2012, the Stratasys Board of Directors declared a dividend of one common share purchase right (a “Right”) for each outstanding share of Stratasys common stock, par value $0.01 per share (the “Common Stock”). The dividend is payable on April 26, 2012 to the stockholders of record at the close of business on April 26, 2012 (the “Record Date”). Each Right initially entitles the registered holder to purchase from Stratasys one-quarter of one share of Common Stock at a price of $20.00 per share of Common Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 13, 2012, in the form of Exhibit 4.1 to Stratasys’ Current Report on Form 8-K filed on April 17, 2012, as the same may be amended from time to time (the “Rights Agreement”), between Stratasys and Continental Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

     Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) ten business days (or such later date as may be determined by action of the Board of Directors of Stratasys prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intention to make, a tender or exchange offer the consummation of which would result in any person or group of affiliated or associated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to certificates representing Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, by such certificates (or such book entry shares) together with a copy of a summary of the Rights (the “Summary of Rights”). Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 10% or more of the outstanding shares of Common Stock. The Rights Agreement sets out one carve-out to the definition of beneficial ownership, namely that any party that engages in a merger with Stratasys that has been approved in advance by the Board of Directors will not be deemed solely by virtue of the execution and delivery of a merger agreement or performance of such party’s obligations under the merger agreement a beneficial owner of the shares of common stock subject to the merger agreement.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented thereby. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on April 26, 2013 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by Stratasys as described below, or upon the closing of a merger or other acquisition transaction involving Stratasys approved by Stratasys’ Board in accordance with the terms of the Rights Agreement.

     The Purchase Price payable, and the number of shares of Common Stock (or cash, other assets, debt securities of Stratasys, or any combination thereof equivalent in value thereto) issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock (or cash, other assets, debt securities of Stratasys, or any combination thereof) having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, Stratasys is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom Stratasys has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of Stratasys may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock (or cash, other assets, debt securities of Stratasys, or any combination thereof with an aggregate value equal to such shares) at an exchange ratio of one-half of one share of Common Stock (or cash, other assets, debt securities of Stratasys, or any combination thereof equivalent in value thereto) per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of Stratasys may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") payable, at the option of Stratasys, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of Stratasys shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of Stratasys in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, Stratasys may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, Stratasys may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Stratasys, including, without limitation, the right to vote or to receive dividends.

     The form of Rights Agreement between Stratasys and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Rights Certificate and as Exhibit B the form of the Summary of Rights to Purchase Common Stock is attached as Exhibit 4.1 to Stratasys’ Current Report on Form 8-K filed on April 17, 2012 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

1. Rights Agreement, dated as of April 13 2012, between Stratasys, Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, together with the following exhibits thereto: Exhibit A - Form of Rights Certificate; Exhibit B - Summary of Rights to Purchase Shares of Common Stock of Stratasys, Inc. (1)

(1) Incorporated by reference from the Company’s Current Report on Form 8-K filed on April 17, 2012.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: April 25, 2012	By:	/s/ Robert F. Gallagher
Name: Robert F. Gallagher
Title: Executive Vice President and
Chief Financial Officer